Mission Driven

Shore Buddies

Social Impact

SUSTAINABLE DEVELOPMENT GOALS

Bringing Sustainability into Play to keep Plastics out of the Oceans.

San Diego, CA
July 2022







Normally, plastic takes 500 - 1,000 years to decompose in landfills (WWF)


STOP
OCEAN
PLASTIC
POLLUTION

Over 1 million marine animals die each year including mammals, fish, sharks, turtles and seabirds due to plastic debris in the ocean (UNESCO)


More plastic than fish in the ocean by 2050.
77% of customers want more sustainable products

Solution: Shore Buddies



Over 1,000,000 bottles converted


Toy of the Year Awards
The Toy Association
TOTY 2021
TOY OF THE YEAR AWARDS
FINALIST
Shore Buddies

Global Recycled Standard

SUSTAINABLE DEVELOPMENT GOALS

Shore Buddies Process



6 plastic bottles



bottles are collected and sent to our factories



bottles are shredded into plastic pellets



pellets are melted and turned into yarn


ECO-FRIENDLY
Shore Buddies

to make Shore Buddies


More plastic than fish in the ocean by 2050.
Protection starts with Education
Let’s turn off the tap...

Protection starts with Education



Let's turn off the tap...

Solution: Shore Buddies

Make Sustainability a 2nd language through play


"THE QUESTION ISN'T WHETHER TO TEACH VALUES ON THE ENVIRONMENT, ONLY HOW AND WHERE WE ARE TEACHING THEM."
- Malte Niebelschuetz
the GENIUS of PLAY



Over 600,000 lives touched

Market Opportunity

Key factors driving the sustainable toys market growth even further are:

- Increasing demand for educational toys (STEM)
- Increasing demand for smart toys (ai)
- *12.5% CAGR by 2030*

$18b
TAM
Global Sustainable Toy Market in 2020

$6.3b
SAM
Market share of non 5 major toy companies

$1.2b
SOM
20% market share of addressable market size

Vision: Become THE kids' Ocean Brand








Shore
Buddies

"Create a Finding Nemo that is saving the ocean"

Market Strategy



SMART TOY/EDUCATION

Animated Video Content
Educational Content
Homeschooling
App


Shore
Buddies

FRANCHISE


SHORE BUDDIES

2021 | **2022** | **2023** | **2024 - ...**

PRODUCTS

Plushies
Straws
Books


Straw Buddy


Shore Buddies

MORE PRODUCTS

Games
Puzzles
Apparel


OCEAN SET
MAGNETIC PUZZLE



Competitive Landscape

	Shore Buddies	Plan Toys	green toys	Aurora / ty / Wild Republic	Octonauts	Peppa Pig / Hasbro
Story	X				X	X
Products	X	X	X	X	*2022**	X
Education	X			(X)	X	(X)
Eco-friendly	X	X	X	(X)		
Revenue	$500k	$17m	$35m	$435m	$13m	$1.3b

Competitive Advantage

Story

Production

Education

Eco-friendly

Shore Buddies

Stakeholder Approach

Customers

Communities

Employees

B Corporation

Suppliers

Shareholders

Environment

3 GOOD HEALTH AND WELL-BEING

4 QUALITY EDUCATION

6 CLEAN WATER AND SANITATION

9 INDUSTRY, INNOVATION AND INFRASTRUCTURE

12 RESPONSIBLE CONSUMPTION AND PRODUCTION

13 CLIMATE ACTION

17 PARTNERSHIPS FOR THE GOALS

Growth - History



BOTTLES CONVERTED
KIDS EDUCATED
ANNUAL REVENUE
42,000
66,000
220,000
16,000
25,000
82,000
290,000
$87.5k
$154k
$369k
$1.02m
2019
2020
2021
2022

	2019	2020	2021	2022
Wholesale	$75,251	$45,000	$234,000	$407,000
Online	$12,300	$61,000	$98,000	$184,000
International		$48,000	$37,000	$430,000
TOTAL	**$87,551**	**$154,000**	**$369,000**	**$1,021,000**

Growth - Forecast


BOTTLES CONVERTED
775,000
1,940,000
4,500,000
KIDS EDUCATED
290,000
725,000
1,700,000
3,000,000
ANNUAL REVENUE
$1.02m
$1.9m
$4.1m
$12.7m

	2022	2023	2024	2025
Wholesale	$407,000	$710,000	$1,627,000	$5,044,000
Online	$184,000	$369,000	$738,000	$2,287,000
International	$430,000	$860,000	$1,719,000	$5,330,000
TOTAL	**$1,021,000**	**$1,939,000**	**$4,084,000**	**$12,661,000**

Growth Drivers

$35
($14)*
Customer Acquisition Costs (eCom)

x1.9
(x3.74)*
ROAS (eCom)

41%
(46%)*
Gross Margin

$154k
($1.8M)*
Annual Gross Revenue

66,000
(775,000)*
Bottles Saved

** within 24 months*

International Team



Malte Niebelschuetz
FOUNDER | CEO

- Master (*M.Sc.*) in IT and Business
- Entrepreneur

San Diego, California



Carl Du
HEAD OF PRODUCT DEVELOPMENT
Shanghai, China



Raylee Crawford
Operations Manager
Raleigh, North Carolina



Claire Foreshaw
ILLUSTRATIONS & DESIGN
Stuttgart, Germany

Strategic Partners

KAAR
MARKETING - PRINT - FULFILLMENT

FOREVER 8
FUND

$1 FOR THE OCEAN

VerifiR®

Social Impact Investment

*Seeking **$150,000** Revenue Share Investment*

Opportunity:

Type: **Revenue Based Funding *(RBF)***
Amount: **$150,000**

Rev-Share: **6.9%**
ROI: **1.75x - 2x***
Period: **36 months**
IRR: **40%**

Use of Funds:


Sales
20.0%
Marketing & PR
15.0%
Working Cap
15.0%
Inventory
50.0%
Certified
B
Corporation

https://wefunder.com/shorebuddies

**early investor terms - 2x return*

Revenue Based Funding


Amortization Schedule
ROI
Payouts
$150,000.00
$50,000.00
-$50,000.00
-$150,000.00
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024

Payout Schedule

	Q1 2022	Q2 2022	Q3 2022	Q4 2022	SUM 2022
Payouts		$0.00	$22,351.00	$17,265.00	$39,616.00
ROI		-$150,000.00	-$127,649.00	-$110,384.00	

	Q1 2023	Q2 2023	Q3 2023	Q4 2023	SUM 2023
Payouts	$10,246.00	$39,988.00	$35,723.00	$27,274.00	$113,231.00
ROI	-$100,138.00	-$60,150.00	-$24,427.00	$2,847.00	

	Q1 2024	Q2 2024	Q3 2024	Q4 2024	SUM 2024
Payouts	$15,881.30	$61,981.40	$55,370.65	$13,919.65	$147,153.00
ROI	$18,728.30	$80,709.70	$136,080.35	$150,000.00	

ROI Example on $1,000 investment*



Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
-$1,000.00
$0.00
$500.00
$1,000.00

**early investor terms - 2x return*

ROI Example on $10,000 investment


Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
-$10,000.00
$0.00
$5,000.00
$10,000.00

*early investor terms - 2x return

ROI Example on $25,000 investment


Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
-$25,000.00
$0.00
$5,000.00
$10,000.00
$15,000.00
$20,000.00
$25,000.00
$30,000.00

**early investor terms - 2x return*

Questions?

*Seeking **$150,000** Revenue Share Investment*

Opportunity:

Type: **Revenue Based Funding *(RBF)***
Amount: **$150,000**

Rev-Share: **6.9%**
ROI: **1.75x - 2x***
Period: **36 months**
IRR: **40%**

https://wefunder.com/shorebuddies

Use of Funds:



Sales
20.0%
Inventory
50.0%
Marketing & PR
15.0%
Working Cap
15.0%
Shore
Buddies
Certified
B
Corporation

**early investor terms - 2x return*


Thank you!


13¢
USA
CALIFORNIA REPUBLIC
California
BICENTENNIAL ERA 1776-1976

Malte Niebelschuetz

malte@shore-buddies.com

p: +1.858.436.4313

www.shore-buddies.com

Let's improve the world together!